

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2014

<u>Via E-mail</u>
Paul Giles
Chief Executive Officer
World Moto, Inc.
131 Thailand Science Park INC-1 #214
Phahonyothin Road
Klong1, Klong Luang
Pathumthani 12120 Thailand

>   **Re: World Moto, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed on May 6, 2014**
>   **File No. 333-195710**
>
>   **Form 10-K for Fiscal Year Ended December 31, 2013**
>   **Filed on April 15, 2014**
>   **File No. 000-54694**

Dear Mr. Giles:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please update your financial statements and related disclosures pursuant to Rule 8-08 of Regulation S-X.

2.   Please note that the revisions you make in response to the following comments should also apply to your Form 10-K and subsequent periodic filings.

3.   Please provide the information regarding dilution required by Item 6 of Form S-1.

Calculation of Registration Fee

4.   You state that "[i]n the event of stock splits, stock dividends, or similar transactions" involving your common stock, "the number of shares registered shall … automatically be deemed to cover the additional securities to be offered or issued pursuant to Rule 416…." Please confirm your understanding that you may not rely on Rule 416 to cover additional shares that may be issued as a result of the "full ratchet" pricing protection described on page 9. Such pricing adjustments are not "similar transactions" within the meaning of Rule 416. To the extent that the number of shares to be issued as a result of these provisions exceeds the number you register in the fee table, you must file a new registration statement to cover the additional shares issuable as a result of the reduced conversion price. For additional guidance, please refer to Question 213.02 of our Securities Act Rules Compliance and Disclosure Interpretations.

Prospectus Summary

Acquisition of World Moto Assets, page 4

5.   Please provide us with your analysis of how you determined that this transaction was a purchase and not a reverse merger. Refer to FASB ASC 805-10-55-12.a-e.

Our Business, page 5

6.   Please revise your business description to prominently include a clear and unambiguous statement as to whether you have generated any revenues or any material sales of your three planned products, namely Moto-Meter, Yes, and Wheelies. We note your statement on page 6 that you have not generated any revenues since inception. Your business description should clearly distinguish your current operations, products and services from those you intend to develop. In revising your description of your business, when you describe current or future products and/or services, please provide the following information:

- the status of development of each product and/or service;
- the timeframe for which you anticipate offering each product and/or service;
- the costs associated with developing each product and/or service; and
- whether you will develop each product and/or service in-house or whether you will outsource them and, if the latter, the status of identifying potential suppliers.

This comment also applies to the description of your business on page 31.

The Offering, page 7

7.	Please expand your discussion of the "full ratchet" anti-dilution adjustment to include a materially complete description of the pricing adjustment provision in the Description of Securities to Registered and include here a cross-reference to that expanded discussion.

Risk Factors, page 11

General

8.	You refer investors to risk factors included in your Annual Report on Form 10-K and prior reports filed pursuant to the Securities Exchange Act of 1934. Refer to General Instruction VII.D of Form S-1 regarding eligibility to use incorporation by reference and remove your reference to prior filings or advise.

9.	On page 32, you discuss your partnership with the Bangkok Governor's Office and your discussions with the city of Montes Claros, Brazil. Please tell us what consideration you have given to including a risk factor discussing the impact on your business in the event you are unable to obtain a regulatory mandate or the cooperation of local governments.

10.	It appears that risk factor addressing the potential dilutive effect on your stockholders of the debentures' "full ratchet" pricing provisions is warranted. Please revise or advise.

"Because we have generated limited revenues. . . ," page 11

11.	You state that you have generated limited revenues for the year ended December 31, 2013. Elsewhere you state that you generated no revenues during this period. Please revise as necessary to reconcile this discrepancy.

"Our operating results are difficult to predict . . . ," page 11

12.	Please tell us whether you have any customers. If not, please revise this risk factor and your disclosure throughout this section, as well as your discussion in Customers and Industry to clarify this and to avoid implying that you currently have customers.

"Until we have developed and launched our products . . . ," page 12

13.	Please state clearly, if true, that you have not yet manufactured the Moto-Meter product.

"We are uncertain of our ability to effectively implement. . . ," page 13

14.	Please expand your disclosure to clarify that there is no assurance that you will be able to sell your products in Thailand or expand to other countries, such as Nigeria, Indonesia or Brazil.

"Because our assets are located outside of the United States. . .," page 17

15.   We note your disclosure that most of your assets are located in Thailand. Please confirm if this includes your cash and cash equivalents. If true, please provide a risk factor that discusses the banking system in Thailand. Specifically, discuss whether this banking system offers similar protection for balances that a company would experience in the United States.

"We will be required to incur significant costs. . . ," page 19

16.   We note that management identified material weaknesses in evaluating your internal control over financial reporting. Please tell us what consideration you have given to discussing remedial steps, your anticipated timeline and, if material, the cost to the company of the remedial measures.

Selling Stockholders, page 23

17.   Please advise whether either of the selling stockholders is an affiliate of a broker-dealer. If so, please identify them as such and disclose whether it acquired its shares in the ordinary course of business and whether at the time of the acquisition of the shares to be resold it had any agreements or understandings, directly or indirectly, with any person to distribute the shares.

18.   Please add a column to the table on page 24 to show the percent ownership prior to the offering. Refer to Item 507 of Regulation S-K.

Interests of Named Experts and Counsel, page 29

19.   Please name Greenberg Traurig, LLP as an expert in your registration statement. Please refer to Item 509 of Regulation S-K.

Information with Respect to the Registrant

Business, page 31

20.   Please tell us whether there is an agreement governing your partnership with the Bangkok Governor's Office. If so, please file this agreement as an exhibit. See Item 601(b)(10) of Regulation S-K.

21.   Please revise to disclose the entities you are in discussion with, as well as the nature and status of those discussions, in Montes Carlos, Brazil and Lagos, Nigeria. If there are any agreements, either written or oral, memorializing your discussions, please summarize them in the registration statement. Please also tell us what consideration you have given

to filing any such agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

22.   When you describe your business, please clearly differentiate between your current operations, your planned operations, the products you have fully developed and those that are in development. In this regard, please avoid words and phrases that could suggest to investors that you have developed products or enhancements to products that have yet to be developed. By way of example only, we note that it is unclear whether MoneyMax and Yes are market-ready products that have been launched or are still in the development phase.

Potential Revenue Lines and Distribution, page 36

23.   Please revise to clarify whether you expect to generate revenue from any of your product lines within the next 12 months.

24.   Please summarize the material terms of your Fleet Franchise Agreement with Mobile Advertising Ventures Ltd.

25.   Please expand your discussion of the distribution agreement with Lucky Distributors, Ltd. to summarize the material terms of the agreement.

Regulations, page 37

26.   Please expand your disclosure to describe the specific regulations to which you will be subject. Describe the registrations and licenses you will be required to obtain in the jurisdictions in which you intend to operate within the next 12 months, for example, Thailand, Nigeria, Indonesia and/or Brazil. Discuss the status of obtaining these approvals and your compliance with the applicable regulations. Please include relevant risk factor disclosure, as warranted.

Customers and Industry, page 38

27.   Please provide us with support for your statement regarding the size of the global advertising industry and the outdoor display-type advertising sector, in particular.

28.   Please include an update on the status of your proposal submission to the Government of Tamilnadu.

Competition, page 40

29.   You state that you do not have any direct competitors. However, we note your discussion on page 38 regarding other vendors competing with you to provide the Government of

Tamilnadu with GPS-based fare meters. Please revise your statement that you do not have any direct competitors or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Business Overview

Plan of Operations, page 44

30.   Please tell us the basis for your estimates regarding the potential market size of the countries in which you have signed letters of intent. In addition, please tell us what consideration you have given to filing the signed letters of intent as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

31.   Please disclose the resources required to complete each step of your business plan, as well as the challenges you anticipate in implementing your business plan.

Directors, Executive Officers and Corporate Governance

Biographies, page 48

32.   Please significantly revise the business descriptions of your executive officers and directors to eliminate marketing language and unsupported quantification in describing their achievements in other businesses.

Employment Agreements, page 52

33.   Please provide the U.S. dollar equivalent of the Thai baht values provided and the exchange rate used to calculate the U.S. dollar value.

Certain Relationships and Related Transaction, and Director Independence

Related Party Transactions, page 56

34.   Please tell us if there is any relationship between Lucky Distributors, Ltd. and Lucky Twins Ventures Co., Ltd. We note that you state on page 55 that Mrs. Nutachanoot Ziomkowski is a director of Lucky Twins Ventures Co., Ltd. and that she is the wife of your chief technical officer, Mr. Chris Ziomkowski. To the extent Lucky Distributors is a related party as defined in Item 404(a) of Regulation S-K, please provide the information required by that item with respect to the distribution agreement with Lucky Distributors, Ltd.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, page F-6

35.   Please identify the functional currency of your foreign subsidiary's operations. If your foreign subsidiary's functional currency is not the U.S. dollar, disclose your foreign currency translation policy.

Revenue Recognition, page F-8

36.   We note your disclosure on page 10 of your Form 10-Q for the quarterly period ended March 31, 2014, that you generated revenue from your initial franchise fee agreement for your YES concierge service. We further note your disclosure in the Form 8-K filed on March 17, 2014, that the initial franchise fee is $25,000. Please clarify if you have recognized this franchise fee upfront. If true, provide us with the accounting literature that you have cited to recognize the fee upfront. Please expand your revenue recognition policy to specifically address how you recognize revenue from franchise fee agreements and any subsequent revenues from these agreements.

Part II

Item 16. Exhibits

37.   With your next amendment please refile complete and fully executed versions of Exhibits 10.1, 10.2, 10.6, 10.7, 10.8, 10.9, 10.11 and 10.14, including signed signature pages, schedules and exhibits.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Kim, Attorney-Adviser, at (202) 551-3579, or in her absence, me at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Mark C. Lee
        Greenberg Traurig, LLP